

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
"ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

ул.Карасунская, 66, г.Краснодар,Россия, 350000
тел. (861) 253-20-56
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.ru
Расчетный счет ____________

БИК ____________
Кор. счет ____________
ИНН 2308025192
ОКОНХ 52300, ОКПО 01151037
от 26.09.2006 № 10.2-2/08-4382
на № ______ от ______

SECURITIES AND EXCHANGE
COMMISSION OF THE UNITED
STATES OF AMERICA

450 Fifth Street, NW Washington,
DC 20549, United States

06017644

SUPPL

Gentlemen:

To maintain the effect of the exemption, allowed for Public Joint –Stock Company "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you (file № 33-86928):

1. Notification on the facts that may influence significantly the price of the Issuer's securities.

Please find 1 page enclosed.

V. A. Statuev,
Deputy Director General –
Director for Assets Management and General Matters
"Southern Telecommunications Company" PJSC

dlo 10/25

Notification on the facts that may influence significantly the price of Joint –Stock Company's securities

"RESOLUTIONS ADOPTED BY THE BOARD OF DIRECTORS (SUPERVISORY BOARD) OF A JOINT-STOCK COMPANY"

1. General	
1.1. Full registered name of the Issuer	*Public Joint –Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	*66, Karasunskaya Street, Krasnodar, 350000*
1.4. Basic state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	*00062-A*
1.7. URL of the Internet page used by the Issuer for information disclosure	*http://www.stcompany.ru*
1.8. Name of the periodical used by the Issuer for publishing information	*Newspaper "Rossiyskaya Gazeta"*

2. Substance
2.1. Date of the meeting of the Board of Directors (supervisory board) of a Joint –Stock Company at which the corresponding decision was adopted: ***August 31, 2006***
2.2. Date and number of the Minutes of the meeting of the Board of Directors (supervisory board) of a Joint –Stock Company at which the corresponding decision was adopted: ***August 31, 2006, Minutes № 8.***
2.3. Substance of the decision adopted by the Board of Directors (supervisory board) of a Joint –Stock Company: ***1. To liquidate the branch of "UTK" PJSC - "Training and Production Center"*** ***2. To liquidate the branch of "UTK" PJSC - «Center of New Technologies»*** ***3. To liquidate the branch of "UTK" PJSC - «Yugtaksofon».***

3. Signature		
3.1. Deputy Director General – Director for Security and Secrecy Regime	(signature)	V. A. Statuev
3.2. Date " 31 " August 2006	Official seal	


SEC MAIL PROCESSING
RECEIVED
OCT 0 2 2006
WASH. D.C.
210
SECTION